Commission File No. 333-8878



                                    FORM 6-K

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2006


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                        Ocean Centre, Montague Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [_]          No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein are a copy of the Company's report for the six months ended June 30, 2006, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005
                                   (UNAUDITED)

           The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the six months ended June 30, 2006 and June 30 2005 included elsewhere in this report.

Our Company

           We are a diverse marine transportation company involved in the global carriage of dry bulk and liquid cargos, supplies, equipment and passengers. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

     o Our River Business, with approximately 490 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers which flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay, to ports serviced by ocean export vessels.

     o Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including three in operation and three under construction to be delivered in 2006 and 2007.

     o Our Ocean Business owns and operates six oceangoing vessels, including three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker, one semi-integrated tug/barge unit and one chemical/product tanker carrier. Our Ocean Business fleet has an aggregate capacity of approximately 600,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

     o Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ each of our passenger vessels under seasonal charters with a tour operator. In addition, we are currently negotiating opportunities to operate these vessels during periods outside the European travel season.

           Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the marine transportation industry.

Developments in 2006

           In March 2006, we commenced preparation for an initial public offering of the shares of our common stock to be registered in the United States of America. The shares held directly by our existing shareholders prior to the initial public offering will be entitled to seven votes per share and the shares held by all other holders will be entitled to one vote per share. The special voting rights of the existing shareholders will not be transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

           On March 20, 2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. from two of our related parties, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S.A., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) S.A. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. We have the option to cause Crosstrade Maritime Inc., and Crosstrees Maritime Inc, to purchase from us all, but not less than all, of the Ravenscroft shares purchased for the original consideration at any time prior to September 30, 2006, but not later than the closing of any initial public offering of our common stock. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory notes secured by a pledged of the shares of Ravenscroft payable upon the earlier of (i) the closing of any initial public offering of our common stock or (ii) September 30, 2006. In compliance with the requirements of our indenture related to the 9% First Preferred Ship Mortgage Notes due 2014, or, the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

           Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd.("UP Offshore"), a company through which we operate our Offshore Supply Business, from LAIF XI Ltd., or LAIF, an affiliate of Solimar, one of our shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. We have the option to cause LAIF to purchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration at any time prior to September 30, 2006, but not later than the closing of any initial public offering of our common stock. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note secured by a pledge of the purchased shares of UP Offshore and payable upon the earlier of (i) the closing of any initial public offering of our common stock or (ii) September 30, 2006. In compliance with the requirements of our indenture related to the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

           If we exercise our options to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to purchase from us all of the shares of Ravenscroft and cause LAIF to purchase from us all of the shares of UP Offshore that we purchased, our financial results may be negatively affected.

           On May 3,2006 we signed an agreement with International Finance Corporation, or IFC, to purchase from IFC the 7.14% of UP River (Holdings) Ltd., an entity that owns 50% of UABL, that we do not own for the price of $6.1 million plus accrued interest from May 15th 2006 to the date of closing of any initial public offering. As part of this agreement, IFC agreed to waive its option to convert its interest in UP River into shares in the Company and its right to participate in any initial public offering of our common stock. This agreement is subject to the successful completion of an initial public offering and our obligation under this agreement will be paid from proceeds of our initial public offering.

           On March 20, 2006, Los Avellanos and Avemar Holdings (Bahamas) Ltd., or Avemar, two of our shareholders, subject to the successful completion of an initial pubic offering, cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shareholders have further agreed to distribute proportionately the shares owned by Avemar upon the closing of an initial public offering. As a consequence, if we effect an initial public offering, Solimar will own 63.36% of our shares and the remaining 36.64% will be directly and indirectly owned by Los Avellanos.

           On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $894,999, and the $894,999 note originally issued in connection with the option was cancelled.

           On June 10th 2003 we had sold the Princess Marina to Maritima SIPSA S.A. ("Maritima SIPSA") a related company, under the terms of that agreement, Maritima SIPSA S.A. pays us installments of the purchase price on a monthly basis that we record as charter revenue (for the six months ended June 30, 2006, Maritima SIPSA paid to us $1.4 million in respect thereof).

           In June 2006, we and Maritima SIPSA extended the date on which we are obligated to repurchase (and Maritima SIPSA is obligated to sell to us) the vessel Princess Marina from June 10, 2006, to February 10, 2007.

           As a consequence of this agreement the re-purchase price that we have to pay, Maritima SIPSA originally agreed at $7.7 million has been renegotiated to $5.99 million.

Factors Affecting Our Results of Operations

           We have organized our business and evaluate performance by the operating segments of the Ocean Business, River Business, and, beginning in 2005, the Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. Other than for allocation of overhead, we do not have significant intersegment transactions.

Revenues

           In our River Business, we currently contract substantially all of our capacity under COAs, most of which have terms from one to four years. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

           In our Offshore Business, during the six months ended June 30, 2006, two PSVs owned by UP Offshore were, by virtue of chartering arrangements, operated by us in the North Sea. The revenues of these charters are recognized in our unaudited condensed consolidated financial statements.

           In our Ocean Business, we contract our cargo vessels either on a time charter basis or on a contract of affreightment, or COA, basis. Some of the differences between time charters and COAs are summarized below.

           Time Charter
           ------------

               o We derive revenue from a daily rate paid for the use of the vessel, and

               o the charterer pays for all voyage expenses, including fuel and port charges.

           Contract of Affreightment (COA)
           -------------------------------

               o We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

               o we pay for all voyage expenses, including fuel and port charges.

           Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

           In our Passenger Business ,the structure of our seasonal contracts provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the contract term. We are currently negotiating opportunities to employ these vessels during periods other than the European travel season.

           Time charter revenues accounted for 52% of the total revenues from our businesses for the first quarter 2006, and COA revenues accounted for 48%. With respect to COA revenues in the first quarter 2006, 83% were in respect of repetitive voyages for our regular customers and 17% in respect of single voyages for occasional customers.

           In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Continuing drought conditions have also affected the size of the Paraguayan soybean crop in 2006. Further, most of the operation in our River Business occur in the Parana and Paraguay Rivers, and any changes adversely affecting negatively of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

          In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the six months ended June 30, 2006. During the first half of 2006 the international dry bulk freight markets were lower than during the equivalent period of 2005.

           In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

           Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

           When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals.

           In addition to the vessel operating expenses, our other primary operating expenses in the first quarter 2006 included general and administrative expenses as well as vessel management and administration fees paid to Oceanmarine and Ravenscroft, both related parties, that provided certain administrative services and vessel management services respectively. We paid Oceanmarine a monthly fee of $10,000 per oceangoing vessel for administrative services including general administration and accounting (financial reporting and preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We also paid Ravenscroft a monthly technical vessel management fee of $12,500 per PSV and oceangoing vessel and (euro)20,000 (equivalent to US $24,200 as of March 31, 2006) per passenger vessel for services, including technical management, crewing, provisioning, superintendence and related accounting functions. We also paid Ravenscroft a
(euro)25,000 (equivalent to US $30,300 as of March 31, 2006) administrative and operational fee per month per passenger vessel for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard. During the first quarter of 2006, we acquired Ravenscroft and the administrative-related assets and personnel of Oceanmarine. Accordingly, these tasks are now performed in-house.

           Our operating expenses include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. All vessel management services have been performed, and all operating expenses paid, in-house. UABL employs the services of Tecnical Services S.A., a related party, to provide crew recruitment services in Argentina and Paraguay. We pay Tecnical Services S.A. $144,000 per year, plus an additional $50 for each active crew member hired. Since Tecnical Services S.A. is now a wholly-owned subsidiary of Ravenscroft, beginning in the first quarter of 2006 these services have been performed in-house. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

           In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

           In our Offshore Supply Business, voyage expenses include the charterhire paid by us to UP Offshore , until the end of the first quarter of 2006, and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) which provide brokerage services.

           In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance and may include catering, housekeeping and entertainment staff if the charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages if such amounts are for our account under the charter agreement.

           Through our River Business, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a drydock facility in Ramallo, Argentina. Also, through Ultracape Delaware LLC, we own land for expansion of a liquids terminal in Mexico.

           Through our acquisition of UP Offshore, we now hold a lease for office space in Rio de Janeiro, Brazil. In addition, through our recent acquisition of Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America. Through our acquisition of the administrative functions of Oceanmarine, a related party, we now hold a sublease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

           During the six months ended June 30, 2006, 78% of our revenues were denominated in U.S. dollars, 10% of our revenues were denominated and collected in Euros and 12% of our revenues were denominated and collected in British Pounds. Furthermore, 15% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies. Significant amounts of our expenses were denominated in dollars and 34% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies.

           Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation and Fuel Price Increases

           We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

           In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that period by rising bunker prices only partially offset by a hedge of a minor part of our consumption and by bunker price adjustment formulas on some of our contracts. In 2006, we have negotiated and intend to continue to negotiate fuel price adjustment clauses in most of our contracts.

           In the Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

           In our Ocean Business, inflationary pressures on bunker costs are not expected to have a material effect on our immediate future operations which are currently chartered to third parties, since it is the charterers who pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

Seasonality

           Each of our businesses has seasonal aspects, which affect its revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, majorily from May through October of each year.

Legal Proceedings

           Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension of the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs tax authorities to be valued at $4.56 million. On February 22, 2005, we were notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request for clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Alianza Campana by a penalty corresponding to one percent (1%) of the value of the Alianza Campana. The tax authorities determined that the petition requesting clarification of the decision could not be considered because the decree that regulates the administrative proceeding does not provide the possibility of filing this petition. The Secretary of the Brazilian Internal Revenue Service sent the administrative proceeding to tax authorities in Fortaleza, Brazil, for them to consider if the vessel could be imported under the REPETRO regime. Tax authorities in Fortaleza alleged that they would not be competent to analyze such issue. Thus, the administrative proceeding records were sent to Rio de Janeiro. Tax authorities of such State issued a report in which they affirmed that the vessel could be imported under the REPETRO regime. Currently, the administrative proceeding records are in Brasilia, waiting for a final decision in relation to our request to the replacement of the confiscation penalty.

           On the same day that Ultrapetrol S.A. presented its defense to the above mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Alianza Campana to Boias de Xareu, which is located approximately 20 nautical miles from the Brazilian coast, so that the Alianza Campana could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Alianza Campana, and the Alianza Campana is now back in service at Boias de Xareu. The tax authorities filed an unsuccessful interlocutory appeal against the preliminary injunction that was granted in our favor. In view of this decision, tax authorities filed an appeal to the Superior Court of Justice and Ultrapetrol filed its counterargument. Currently, our lawsuit and the appeal of tax authorities are pending judgment.

           Based upon the facts and circumstances of the case, including the fact that the Alianza Campana was operating under a specific written authorization officially granted by the Brazilian government, and the existing regulations, we do not believe that the outcome of this matter will have a material impact on our financial position or results of operations. In case we are not successful on the merits, under our insurance coverage we could request an indemnity corresponding to the value of the AlianzaG3 and Alianza Campana from The Standard Club, the vessels P&I insurer.

           On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguay Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguay Customs authority contesting all of the allegations upon which the finding was based. After review of the entire case the Paraguayan Central Tax authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue for which the Company's liability, if such interpretation was upheld in court, would be $409,189. Simultaneously with above, the Central Customs authorities issued a resolution confirming the original determination made by the Customs Authorities at Ciudad del Este therefore committing the matter to a resolution by the Court. The Company has entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Tax authorities and contending the interpretation on the third where the Company claims to be equally non-liable. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

Results of Operations

Six months ended June 30, 2006 compared to the six months ended June 30, 2005.

           The following table sets forth certain unaudited historical income statement data for the periods indicated derived from our unaudited condensed consolidated statements of operations expressed in thousands of dollars.

                                                                 Six Months Ended June 30,
                                                          ------------------- -----------------------
                                                                 2006                  2005                  Percent Change
                                                                 ----                  ----                  --------------
Revenues
   Attributable to River Business                                    $36,939                $29,607                       25%
   Attributable to Offshore Supply Business                           10,400                     --                       --
   Attributable to Ocean Business                                     20,454                 32,678                      -37%
   Attributable to Passenger Business                                  9,363                  6,628                       41%
                                                          -------------------  -------------------
Total                                                                 77,156                 68,913                       12%
                                                          -------------------  -------------------

Voyage expenses
   Attributable to River Business                                    (15,931)               (12,574)                      27%
   Attributable to Offshore Supply Business                           (3,161)                    --                       --
   Attributable to Ocean Business                                       (422)                  (947)                     -55%
   Attributable to Passenger Business                                 (1,704)                  (611)                     179%
                                                          -------------------  -------------------
Total                                                                (21,218)               (14,132)                      50%
                                                          -------------------  -------------------

Running cost
   Attributable to River Business                                     (9,263)                (8,442)                      10%
   Attributable to Offshore Supply Business                           (1,830)                    --                       --
   Attributable to Ocean Business                                     (6,875)                (6,238)                      10%
   Attributable to Passenger Business                                 (4,999)                (3,486)                      43%
                                                          -------------------  -------------------
Total                                                                (22,967)               (18,166)                      26%
                                                          -------------------  -------------------

Amortization of dry docking expense                                   (4,185)                (3,515)                      19%
Depreciation of vessels and equipment                                 (8,606)                (7,172)                      20%
Amortization of intangible assets                                       (196)                    --                       --
Management fees and administrative and commercial expenses            (5,540)                (4,264)                      30%
Other operative income                                                     0                 21,867
                                                          -------------------  -------------------
Operating profit                                                      14,444                 43,531                      -67%
                                                          -------------------  -------------------
Financial expense                                                    $(9,669)               $(9,317)                       4%
Financial income                                                         273                     263                       4%
Investment in affiliates                                                 724                   (163)                      --
Other income                                                              62                    (22)                      --
                                                          -------------------  -------------------
                           Total other expenses                      (8,610)                 (9,239)                      -7%

Income before income taxes and minority interest                       5,834                 34,292                       --
Income taxes                                                             (79)                   (11)                     618%
Minority interest                                                       (445)                (9,503)                     -95%
                                                          -------------------  -------------------
Net Income for the period                                             $5,310                $24,778                       --
                                                          -------------------  -------------------

           Revenues. Total revenues from our River Business increased by 25% from $29.6 million for the six months ended June 30, 2005 to $36.9 million for the same period in 2006. This growth is primarily attributable to the price increases negotiated in late 2005, which increased freight rates for the same period in 2006 when compared to the equivalent freights rates for the same period in 2005.

           Total revenues from our Offshore Supply Business increased from $0 for six months ended June 30, 2005 to $10.4 million for the same period in 2006. This increase is attributable to the time charter revenues of our new PSVs UP Esmeralda and UP Safira, which we operated temporarily under a bareboat charter by our subsidiary Corporacion de Navegacion Mundial S.A. during the three months of 2006 and to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006.

           Total revenues from our Ocean Business decreased from $32.7 million for the six months ended June 30, 2005 to $20.5 million for the six months ended June30, 2006, or a decrease of 37%. This decrease is attributable to the sale of the Cape Pampas in May 2005 and the lower time charter rate of the Suezmax fleet. These decreases were partially offset by the revenues generated by our newly acquired vessel, Miranda I.

           Total revenues from our Passenger Business increased 41% from $6.6 million in the first six months of 2005 to $9.4 million in the same period of 2006. This increase is attributable to the effect of higher revenues from the New Flamenco and the additional revenues of the Grand Victoria which was not in operation in the equivalent period of 2005.

           Voyage expenses. In the six months ended June 30, 2006, voyage expenses of our River Business were $15.9 million, as compared to $12.6 million for 2005, an increase of $3.3 million. The increase is primarily attributable to the increase in our fuel expenditure.

           In the six months ended June 30, 2006, voyage expenses of our Offshore Supply Business were $3.2 million, as compared to $0 in 2005. The increase is attributable to the bareboat charter paid for our new PSVs UP Esmeralda and UP Safira during the first quarter of 2006 and the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006.

           In the six months ended June 30, 2006, voyage expenses of our Ocean Business were $0.4 million, as compared to $0.9 million for the same period in 2005. The decrease is primarily attributable to a decrease in brokerage commissions.

           In the six months ended June 30, 2006, voyage expenses of our Passenger Business were $1.7 million as compared to $0.6 million for the same period in 2005. The increase is primarily attributable to the effect of the higher voyage activity of the New Flamenco and the addition of Grand Victoria.

           Running costs. For the six months ended June 30, 2006, running costs of our River Business were $9.3 million, as compared to $8.4 million for the same period in 2005, an increase of $0.9 million. The increase is primarily attributable to the effect of the additional river equipment acquired during 2005.

           For the six months ended June 30, 2006, running costs of our Offshore Supply Business were $1.8 million, as compared to $0 for the same period in 2005. This increase is attributable to the running cost incurred with the new PSVs UP Esmeralda and UP Safira owned by UP Offshore and operated temporarily by our subsidiary Corporacion de Navegacion Mundial S.A. under a bareboat charter in the first quarter of 2006 and the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006.

           For the six months ended June 30, 2006, running costs of our Ocean Business were $6.9 million, as compared to $6.2 million for the same period in 2005. The increase in running costs relating to the operation of our newly acquired vessel Miranda I as well as increased running costs related to the rest of the fleet partially offset by the decrease in running cost attributable to the sale of the Cape Pampas in May 2005.

           For the six months ended June 30, 2006, running costs of our Passenger Business were $5.0 million, compared to $3.5 for the same period in 2005. This increase is attributable to the effect of the running cost of our vessel New Flamenco during the full six months ended June 30, 2006 as compared to only four months of operations during the same period in 2005 and the additional operation of the Grand Victoria in 2006.l

           Amortization of drydocking. Amortization of drydocking and special survey costs increased by $0.7 million, or 19%, to $4.2 million for the six months ended June 30, 2006 as compared to $3.5 million for the same period in 2005. The increase is primarily attributable to the amortization expenses of Princess Marina dry dock and the increase in the numbers of vessels in our river fleet partially offset by the decrease of amortization of drydocking expense attributable to the sale of Cape Pampas in May 2005.

           Depreciation of vessels and equipment. Depreciation increased by $1.4 million, or 20%, to $8.6 million for the six months ended June 30, 2006 as compared to $7.2 million for the same period in 2005. This increase is primarily attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 and the purchase of new tugs and river barges as well as the commencement of service of our vessels Miranda I and Grand Victoria which was partially offset by the sale of Cape Pampas in May 2005.

           Amortization of intangible assets. Amortization of intangible assets were $0.2 million for the six months ended June 30, 2006 as compared to $0 million for the same period in 2005. The increase is primarily attributable to the amortization expenses attributable to the purchase of Ravenscroft as our subsidiary from the second quarter of 2006.

           Management fees and administrative expenses. Management fees and administrative expenses were $5.5 million for the six months ended June 30, 2006 as compared to $4.3 million for the same period in 2005. This increase of $1.2 million is attributable mainly to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006. As well as additional fees and expenses incurred in the first quarter of 2006 in connection with our passenger vessels.

           Other operating income (expenses). Other operating income was $0.0 million for the six months ended June 30, 2006 as compared to $21.9 million for the six months ended June 30, 2005. The decrease of $21.9 million is attributable to the effect of Cape Pampas sale.

           Operating profit. Operating profit for the six months ended June 30, 2006 was $14.4 million, a decrease of $29.1 million from the same period in 2005. The difference is mainly attributable to the sale of our vessel Cape Pampas and the effect of the lower charter rates obtained for our Suezmax fleet in the first half of 2006 partially offset by the result of newly acquired Miranda I, the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 and a higher operating profit from our river business in the six months ended June 30, 2006 compared to the same period of 2005.

           Financial expense. Financial expense increased by approximately $0.4 million or 4%, to $9.7 million in the six months ended June 30, 2006 as compared to $9.3 million in the same period of 2005. This variation is mainly attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 and an increase in the interest rate of our variable rate debt in our River Business which was partially offset by lower level of financial debt.

           Minority Interest. Minority interest decreased from $9.5 million in the six months ended June 30, 2005 to $0.4 million for the same period of 2006. This variation is mainly attributable to the effect of 40% gain of the sale of Cape Pampas in May 2005

LIQUIDITY AND CAPITAL RESOURCES

           We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

           The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

           As of June 30, 2006, we had aggregate indebtedness of $308.5, $249.0 million of which consisting of $180.0 million due under the Notes, the indebtedness of our subsidiary UABL of $17.9 million under a senior loan facility with IFC and $8.0 million with other lenders and indebtedness of our new subsidiary UP Offshore of $ 41.3 million under a senior loan facility with DVB NV , plus accrued interest of $1.8 million. Additionally, as of June 30, 2006, we had indebtedness of $59.5 million related to the promissory notes issued in connection with the Ravenscroft Acquisition and the UP Offshore Acquisition.

           At June 30, 2006, we had cash and cash equivalents on hand of $8.6 million. In addition, we had $ 3.7 million in current restricted cash.

Operating Activities

           In the six months ended June 30, 2006, we generated $ 12.1 million in cash flow from operations compared to $15.9 million in the same period of 2005. We had a net income of $5.3 million for the first six months ended June 30, 2006, as compared to a net income of $24.8 million in the same period 2005, a decrease of $19.5 million.

           Net cash provided by operating activities consists of our net income
(loss) increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

           During the six months ended June 30, 2006, we disbursed $ 9.4 million to refurbish the New Flamenco and to recertify and recommission the Grand Victoria, $3.5 million to purchase additional equipment and renew bottom of barges in our river business and $3.1 million in respect of PSV vessels under construction. Also we received net proceeds of $11.4 million from our related party UP Offshore Bahamas.

Financing Activities

           Net cash disbursed into financing activities was $6.8 million during the six months ended June 30, 2006, compared to net cash provided by financing activities of $6.7 million during the same period of 2005. The decrease in cash disbursed into financing activities in this period is mainly attributable to the repayments of principal of our financial debt made during the six months ended June 30, 2006 and the deferred costs related to the initial public offerings.

Future Capital Requirements

           Our near-term cash requirements are primarily related to funding operations. We cannot assure you that our actual cash requirements will not be greater that we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, although it is possible these sources will not be available to us.

Recent Developments

           On August 8, 2006 we took delivery of our new PSV, UP Topazio which will be commissioned into service in the near future.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                    CONTENTS                                             PAGE
                    --------                                             ----


o    Financial statements

     -    Condensed Consolidated Balance Sheets at June 30,
          2006 (unaudited) and December 31, 2005

     - Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2006 and 2005 (unaudited)

     -    Condensed Consolidated Statements of Changes in
          Shareholders' Equity for the six-month periods ended June 30, 2006 and 2005 (unaudited)

     - Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2006 and 2005 (unaudited)

     -    Notes to Condensed Consolidated Financial
          Statements


ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Stated in thousands of U.S. dollars, except par value and share amounts)

                                                                               June 30,           December 31,
                                                                                 2006                 2005
                                                                            -----------------  --------------------
     ASSETS

        CURRENT ASSETS

          Cash and cash equivalents                                          $      8,558        $       7,914
          Restricted cash                                                           3,726                3,638
          Accounts receivable, net of allowance for doubtful accounts
            of $361 and $324 in 2006 and 2005, respectively                        14,377                9,017
          Receivables from related parties                                          4,330               17,944
          Marine and river operating supplies                                       4,031                3,547
          Prepaid expenses                                                          5,897                3,239
          Other receivables                                                         7,866                4,997
                                                                            -----------------  --------------------
            Total current assets                                                   48,785               50,296
                                                                            -----------------  --------------------
        NONCURRENT ASSETS

          Other receivables                                                         8,541                7,330
          Receivables from related parties                                          1,710                1,995
          Restricted cash                                                             993                   68
          Vessels and equipment, net                                              305,761              182,069
          Dry dock                                                                  9,294               12,743
          Investment in affiliates                                                  2,532               15,698
          Intangible assets                                                         4,142                    -
          Goodwill                                                                  3,800                    -
          Other assets                                                              8,841                7,548
                                                                            -----------------  --------------------
            Total noncurrent assets                                               345,614              227,451
                                                                            -----------------  --------------------
            Total assets                                                     $    394,399         $    277,747
                                                                            =================  ====================

     LIABILITIES

        CURRENT LIABILITIES

          Accounts payable and accrued expenses                              $     20,811        $      12,696
          Payable to related parties                                               59,500                2,008
          Current portion of long-term financial debt                              12,504                8,322
          Other payables                                                              703                  917
                                                                            -----------------  --------------------
            Total current liabilities                                              93,518               23,943
                                                                            -----------------  --------------------
        NONCURRENT LIABILITIES

          Long-term debt                                                          180,000              180,000
          Financial debt, net of current portion                                   56,527               22,953
          Other payables                                                            1,900                    -
                                                                            -----------------  --------------------

            Total noncurrent liabilities                                          238,427              202,953
                                                                            -----------------  --------------------
            Total liabilities                                                     331,945              226,896
                                                                            -----------------  --------------------

        MINORITY INTEREST                                                           5,284                2,479

                                                                            -----------------  --------------------
        MINORITY INTEREST SUBJECT TO PUT RIGHTS                                     4,957                4,898
                                                                            -----------------  --------------------

        REDEEMABLE PREFERED SHARES                                                  3,445                    -
                                                                            -----------------  --------------------

        SHAREHOLDERS' EQUITY
          Common stock, $.01 par value:  10,625,000 shares;
             2,705,787 shares held in treasury (Note 2.d and 9)                       106                  106
          Additional paid-in capital (Note 9)                                      68,799               68,799
          Treasury stock (Note 9)                                                 (20,332)             (20,332)
          Accumulated earnings (deficit)                                               15               (5,295)
          Accumulated other comprehensive income                                      180                  196
                                                                            ------------------  --------------------
          Total shareholders' equity                                               48,768               43,474
                                                                            ------------------  --------------------
          Total liabilities, minority interests, redeemable
              preferred shares and shareholders' equity                         $ 394,399            $ 277,747
                                                                            ==================  ====================

                 The accompanying notes are an integral part of
                these condensed consolidated financial statements



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

                                                                                          Six-month periods ended June 30,
                                                                                         -----------------------------------
                                                                                              2006              2005
                                                                                         ----------------- -----------------
REVENUES

     Revenues from third parties                                                           $     75,729       $    67,680
     Revenues from related parties                                                                1,427             1,233
                                                                                         ----------------- -----------------
     Total revenues                                                                              77,156            68,913
                                                                                         ----------------- -----------------

OPERATING EXPENSES

     Voyage expenses                                                                            (21,218)          (14,132)
     Running costs                                                                              (22,967)          (18,166)
     Amortization of dry docking                                                                 (4,185)           (3,515)
     Depreciation of vessels and equipment                                                       (8,606)           (7,172)
     Management fees to related parties                                                            (511)             (864)
     Amortization of intangible assets                                                             (196)                -
     Administrative and commercial expenses                                                      (5,029)           (3,400)
     Gain on disposal of vessels                                                                      -            21,867
                                                                                         ----------------- -----------------
                                                                                         ----------------- -----------------
                                                                                                (62,712)          (25,382)
                                                                                         ----------------- -----------------
   Operating profit                                                                              14,444            43,531
                                                                                         ----------------- -----------------

OTHER INCOME (EXPENSES)

     Financial expense                                                                           (9,669)           (9,317)
     Financial income                                                                               273               263
     Investment in affiliates                                                                       724              (163)
     Other income (expense)                                                                          62               (22)
                                                                                         ----------------- -----------------
     Total other expenses                                                                        (8,610)           (9,239)
                                                                                         ----------------- -----------------

   Income before income taxes and minority interest                                               5,834            34,292

     Income taxes                                                                                   (79)              (11)
     Minority interest                                                                             (445)           (9,503)

                                                                                         ----------------- -----------------
   Net income                                                                              $      5,310       $    24,778
                                                                                         ================= =================

     Basic net income per share (Note 2.d)                                                 $       0.67       $      3.13
     Diluted net income per share (Note 2.d)                                               $       0.66       $      3.09

     Basic weighted average number of shares                                                  7,919,213         7,919,213
     Diluted weighted average number of shares                                                8,019,557         8,019,557

     Pro forma basic and diluted net income per share (Note 2.d)                           $       0.50

     Pro forma basic weighted average number of shares                                       10,625,000
     Pro forma diluted weighted average number of shares                                     10,725,344

                 The accompanying notes are an integral part of
                these condensed consolidated financial statements


CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED)


(Stated in thousands of U.S. dollars)


                                                             Additional                                   Accumulated
                                             Common          paid-in         Treasury       Accumulated      other
                                             stock           capital           stock          earnings     comprehensive
                 Balance                   (Note 2.d)        (Note 9)        (Note 9)        (deficit)       income        Total
-----------------------------------     ----------------  ------------- ---------------- --------------- -------------- -----------
December 31, 2004                           $    106        $  68,799     $   (20,332)     $   (19,863)   $     200     $   28,910

Net income and comprehensive income               -             -               -               24,788          -            24,788
                                         --------------- -------------- ---------------- ---------------  ------------- -----------
June 30, 2005                               $    106        $  68,799     $   (20,332)     $     4,925    $     200     $    53,698
                                         =============== ============== ================ ===============  ============= ===========

December 31, 2005                           $    106        $  68,799     $   (20,332)     $    (5,295)   $     196     $    43,474

Comprehensive income:
-    Release of accumulated other
     comprehensive income to net income           -            -               -                   -            (16)            (16)
-    Net income                                   -            -               -                 5,310          -             5,310
                                         --------------- -------------- ---------------- ---------------  -------------------------
Total comprehensive income                        -            -               -                 5,310          (16)          5,294
                                         --------------- -------------- ---------------- ---------------  -------------------------
June 30, 2006                               $    106        $  68,799     $   (20,332)     $        15    $     180     $    48,768
                                         =============== ============== ================ ===============  =========================


                 The accompanying notes are an integral part of
                these condensed consolidated financial statements


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

                                                                                            Six-month periods ended June 30,
                                                                                         ---------------------------------------
                                                                                                2006                2005
                                                                                         ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                                                $      5,310        $     24,778

   Adjustments to reconcile net income to net cash provided by operating activities:

      Depreciation of vessels and equipment                                                         8,606               7,172
      Amortization of dry docking                                                                   4,185               3,515
      Expenditure for dry docking                                                                    (736)             (2,872)
      Note issuance expenses amortization                                                             534                 406
      Minority interest in equity of subsidiaries                                                     445               9,503
      Amortization of intangible assets                                                               196                   -
      (Gain) on disposal of vessels                                                                     -             (21,867)
      Net (gain) loss from investment in affiliates                                                  (724)                163
      Allowance for doubtful accounts                                                                 337                 121

   Changes in assets and liabilities net of effects from purchase of UP Offshore
   (Bahamas) and Ravenscroft companies:
        (Increase) decrease in assets:
            Accounts receivables                                                                   (5,072)             (2,351)
            Receivable from related parties                                                          (654)             (2,917)
            Marine and river operating supplies                                                      (484)               (852)
            Prepaid expenses                                                                       (1,585)             (1,641)
            Other receivables                                                                      (1,686)              1,699
            Other                                                                                    (259)               (310)
        Increase (decrease) in liabilities:
            Accounts payable and accrued expenses                                                   5,224               2,751
            Payable to related parties                                                               (770)               (385)
            Other                                                                                    (790)             (1,016)
                                                                                         ---------------------------------------
            Net cash provided by operating activities                                              12,077              15,897
                                                                                         ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase in vessels and equipment                                                              (16,250)            (27,819)
   Proceeds from disposals of vessels                                                                   -              37,880
   Decrease in loans to related parties                                                            11,391                   -
   Other                                                                                              206                   3
                                                                                         ---------------------------------------
            Net cash (used in) provided by investing activities                                    (4,653)             10,064
                                                                                         ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   (Increase) decrease in restricted cash                                                            (324)             14,520
   Payments of long-term financial debt                                                            (5,009)            (15,175)
   Proceeds from long-term financial debt                                                               -               7,500
   Payments of deferred costs related to the initial public offering                               (1,335)                  -
   Redemption of minority interest                                                                      -             (13,400)
   Other                                                                                             (112)               (119)
                                                                                         ---------------------------------------
            Net cash (used in) financing activities                                                (6,780)             (6,674)
                                                                                         ---------------------------------------
            Net increase in cash and cash equivalents                                                 644              19,287

            Cash and cash equivalents at the beginning of year                               $      7,914        $     11,602
                                                                                         ---------------------------------------
            Cash and cash equivalents at the end of period                                   $      8,558        $     30,889
                                                                                         ---------------------------------------

                 The accompanying notes are an integral part of
                these condensed consolidated financial statements

    NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (Stated in thousands of U.S. dollars, except otherwise indicated)

   (Information pertaining to the six-month periods ended
            June 30, 2006 and 2005 is unaudited)

1.     CORPORATE ORGANIZATION AND CONSOLIDATED COMPANIES

       Organization

       Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

       The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean and Black Sea. In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition in our Offshore Supply Business we are an owner and operator of Platform Supply Vessels (PSV) that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

       In March 2006, the Company commenced preparation for an initial public offering of its common shares to be registered in the United States of America. The shares held directly by our existing shareholders will be expressly entitled to seven votes per share and all other holders of our common shares will be entitled to one vote per share. The special voting rights of the existing shareholders are not transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a)    Basis of presentation and principles of consolidation

            The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. The consolidated balance sheet at December 31, 2005, has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements and the consolidated balance sheet do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

            The condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

            The condensed financial statements for 2005 have been reclassified to conform with the 2006 presentation of certain items.

      b)    Identifiable intangible assets

            As a result of the Ravenscroft acquisition (see Note 3), the Company recorded identifiable intangible assets including a safety management system, software and customer existent contracts, among others, which are being amortized over useful lives ranging from three to eight years.

      c)    Goodwill

            Goodwill is accounted for under the provisions of Statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets ("SFAS 142"). Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. In accordance with SFAS 142, the Company will perform an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company's impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company uses a discounted future cash flow approach that uses estimates for revenue, estimated costs and appropriate discount rates, among others. These various estimates will be reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company's routine business planning and forecasting process. The Company believes its estimates and assumptions are reasonable; however, variations from those estimates could produce materially different results.

      d)    Stock split and pro forma net income per share:

            For purpose of effecting a reduction in the unit price of the common shares in order to improve their marketability, on July 20, 2006, the shareholders of the Company resolved to declare a stock split of our common stock. On the date of such stock split, 5.03736 common shares were issued for each common share held by the existing shareholders of the Company.

            Therefore, the Company will distribute to our existing shareholders 8,515,760 additional common shares on a proportionate basis. After this stock split, the issued and outstanding shares will be increased from 2,109,240 to 10,625,000.

            A capitalization of $85 from "Additional Paid-in Capital" to the "Common Stock" account has been reflected retroactively for all of the periods presented.

            Consequently, net income per share has been presented for all periods presented based on the common shares outstanding of Ultrapetrol (Bahamas) Limited as adjusted for this stock split net of the shares held in treasury.

            Accordingly, 7,919,213 common shares have been considered as being outstanding for all of the periods presented for purposes of determination of net income per share. Diluted net income per share reflects the potential dilution that would occur if securities or other contracts to issue common stock result in the issuance of such stock.

            In addition basic and diluted pro forma net income per share, as disclosed in the statement of operations for the six-month period ended June 30, 2006, has been presented giving effect to the distribution to the existing shareholders of the treasury stock mentioned in Note 9, which will become effective on or immediately prior to the initial public offering mentioned in Note 1.

            The following table sets forth the computation of basic and diluted net income per share.

                                                                                        2006              2005
                                                                                 ------------------------------------
             Numerator:

             Numerator for basic and diluted net income per share - Net income   $       5,310        $    24,778
                                                                                 ====================================

             Denominator:

             Denominator for basic net income per share - Weighted
             average shares                                                          7,919,213          7,919,213

             Effect of diluted shares - Warrants issued                                100,344            100,344
                                                                                 ------------------------------------

             Denominator for diluted net income per
             share - Adjusted weighted average shares                                8,019,557          8,019,557
                                                                                 ====================================

             Basic net income per share                                          $        0.67         $     3.13
                                                                                 ====================================

             Diluted net income per share                                        $        0.66         $     3.09
                                                                                 ====================================

             Pro forma denominator:

             Pro forma denominator for basic net income per share -
             Weighted average shares                                                10,625,000

             Effect of diluted shares - Warrants issued                                100,344
                                                                                  ------------

             Pro forma denominator for diluted net income per share -
             Adjusted weighted average shares                                       10,725,344
                                                                                  ============

             Pro forma basic and diluted net income per share                    $        0.50
                                                                                 =============

      e)    New accounting pronouncements:

            In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations.

3.    BUSINESS ACQUISITIONS

     a)     Acquisition of 100% of Ravenscroft

            On March 20, 2006, we purchased, for $11.5 million all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc. Ravenscroft and its affiliated entities manage the vessels in our Ocean Business, Offshore Supply Business and Passenger Business.

            The results of the Ravenscroft acquisition are consolidated in the condensed consolidated financial statements since the date of acquisition.

            The Company expects with this acquisition to open new business opportunities and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house.

            The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering or (ii) September 30, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to repurchase all, but not less than all, of the Ravenscroft shares purchased for the original consideration. The put option shall commence on the first day after the closing of this acquisition and shall terminate upon the earlier of (i) the successful completion of the initial public offering (ii) or September 30, 2006.

            The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition. This purchase price allocation is preliminary and is subject to refinement.

             Current assets                             $        1,459
             Buildings and equipment                             4,644
             Identifiable intangible assets                      4,338
             Goodwill                                            3,800
                                                        ----------------------
                Total assets acquired                           14,241
                                                        ----------------------

             Current liabilities                                 1,582
             Noncurrent liabilities                              1,159
                                                        ----------------------
                Total liabilities assumed                        2,741
                                                        ----------------------
                Total purchase price                    $       11,500
                                                        ======================

            Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

      b)    Acquisition of an additional 66.67% of UP Offshore (Bahamas)

            On March 21, 2006, we purchased for $48 million, an additional 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., from LAIF XI Ltd. (LAIF), an affiliate of Solimar Holdings Ltd, one of our shareholders. Following the acquisition of the shares of UP Offshore (Bahamas) from LAIF, we hold 94.45% of the issued and outstanding shares of UP Offshore (Bahamas).

            The results of UP Offshore (Bahamas) acquisition are consolidated in the condensed consolidated financial statements since the date of acquisition.

            The purchase price was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering or (ii) September 30, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause LAIF to repurchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration. The put option shall commence on the first day after the closing of this acquisition and shall terminate upon the earlier of (i) the successful completion of the initial public offering or (ii) September 30, 2006.

            The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition. This purchase price allocation is preliminary and is subject to refinement.

             Current assets                            $            1,547
             Vessels and equipment                                 79,227
             Other noncurrent assets                                1,517
                                                       ------------------------
             Total assets acquired                                 82,291
                                                       ------------------------

             Current liabilities                                    6,070
             Noncurrent liabilities                                25,955
                                                       ------------------------
             Total liabilities assumed                             32,025
                                                       ------------------------
             Redeemable preferred shares assumed                    2,266
                                                       ------------------------
             Total purchase price                      $           48,000
                                                       ========================

            If the transaction had been consummated on January 1, 2005, the Company's pro forma revenues and net income for the six-month periods ended June 30, 2006 and 2005, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

                                                       For the six-month
                                                     periods ended June 30,
                                                    ---------------------------
                                                        2006           2005
                                                    ---------------------------
            Revenues                                 $  77,483      $    68,913
            Net income                               $   6,112      $    24,640
            Basic net income per share               $    0.77      $      3.11
            Diluted net income per share             $    0.76      $      3.07
            Pro forma basic net income per share     $    0.58
            Pro forma diluted net income per share   $    0.57

      c)    UP River (Holdings) Ltd.

            On June 2003, the Company sold to International Finance Corporation
            (IFC) a 7.14% interest in UP River (Holdings) Ltd.

            Also the Company agreed to pay to IFC 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

            In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments IFC paid to the Company $5,000.

            During the period beginning on December 31, 2009 and ending on December 31, 2010, IFC will be able to exercise an option to put all of the shares of UP River (Holdings) Ltd. then owned by it to UP River (Holdings) Ltd. for an amount in cash equal to $5,000 minus the amount of any cash received by IFC in respect of ownership of such shares (whether by dividend, proceeds from Charter Party Payments or otherwise) plus interest thereon, compounded annually calculated as a rate equal to LIBOR plus 200 basis points.

            Also, Ultrapetrol shall have the right, exercisable from time to time to purchase from the IFC all of the shares of UP River (Holdings) Ltd. then owned by IFC. The purchase price for the shares to be purchased, which shall be an amount sufficient to result in a realized internal return rate to the IFC on such shares equal to 18% per annum.

            Upon the occurrence of an Ultrapetrol IPO, the IFC has the right to receive in exchange for all but not less than all of the shares owned by it in UP River (Holdings) Ltd., at the option of Ultrapetrol (a) a number of registered Ultrapetrol shares that, when multiplied by the Ultrapetrol IPO price, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd's shares or (b) a number of Ultrapetrol shares (valued at the Ultrapetrol IPO price) and an amount of cash that, in the aggregate, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) LTD's shares.

            On May 3, 2006 we signed an agreement with the IFC, to purchase from the IFC the 7.14% of UP River (Holdings) Ltd., which we do not own for the price of $6,100, plus accrued interest from May 15, 2006 to the date of the closing of the initial public offering mentioned in note 1. As part of this agreement the IFC will waive its option to convert its interest in UP River (Holdings) Ltd. to our shares and its right to participate in the initial public offering of the Company. This agreement is subject to the successful completion of the offering and the purchase price will be paid from proceeds of the offering.

            At June 30, 2006 and December 31, 2005, the Company presents $4,957 and $4,898, respectively, as a "Minority interest subject to put rights", which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

      d)    Other

            In March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine for $321 (See Note 8 - Management fee).

4.    VESSELS AND EQUIPMENT, NET

            The capitalized cost of the vessels and equipment, and the related accumulated depreciation at June 30, 2006 and December 31, 2005 is as follows:

                                             June 30,        December 31,
                                               2006              2005
                                           ------------------------------------
                                                    Original book value
                                           ------------------------------------

        Ocean-going vessels                $  128,873       $   126,776
        River barges and pushboats            117,761           116,054
        PSV                                    65,489                 -
        Construction of PSV in progress        49,315                 -
        Passenger vessels                      37,710            28,105
        Furniture and equipment                 7,427             6,173
        Building, land and operating base       9,356             6,525
                                           -------------- ----------------
        Total original book value             415,931           283,633
        Accumulated depreciation             (110,170)         (101,564)
                                           -------------- ----------------
        Net book value                     $  305,761       $   182,069
                                           ============== ================

         At June 30, 2006, the net book value of the assets pledged as a guarantee of the debt was approximately $235 million.

-     PSVs Construction

      In June 2003, UP Offshore Apoio Maritimo Ltdo. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.

      The four PSVs are to be built by EISA at a combined cost of $69,750. In February 2006, the first of the four PSVs, named UP Agua Marinha was delivered. The total remaining commitment at June 30, 2006 for the three PSVs cost is $22 million, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the three PSVs in service.

      In August 2006, the second of the four PSVs, named UP Topazio was delivered.

5.    LONG-TERM DEBT AND OTHER FINANCIAL DEBT

       Balances of financial debt at June 30, 2006 and December 31, 2005:

                                                                         Nominal value
                             Financial                              ----------------------   Accrued
                             institution / Other       Due-year      Current     Noncurrent  interest     Total     Average rate
                             -------------------       --------      -------     ----------  --------     -----     ------------
Ultrapetrol (Bahamas) Ltd    Private Investors (Notes)     2014       $   -      $ 180,000   $  1,620    $ 181,620      9.000%
UP Offshore Panama           DVB  Tranche A             Through 2015      1,800      22,400        15       24,215  Libor + 1.875%
UP Offshore Panama           DVB  Tranche B             Through 2008      1,333       1,333         2        2,668  Libor + 2.250%
UP Offshore Apoio            DVB  Tranche A             Through 2016        900      11,800        42       12,742  Libor + 2.250%
UP Offshore Apoio            DVB  Tranche B             Through 2009        667       1,111         6        1,784  Libor + 2.875%
UABL Barges                  IFC Tranche A              Through 2011      2,143       9,643        48       11,834  Libor + 3.750%
UABL Barges                  IFC Tranche B              Through 2009      1,000       2,500        14        3,514  Libor + 3.500%
UABL Barges                  KFW                        Through 2009      2,000       5,000        28        7,028  Libor + 3.500%
UABL Paraguay                IFC                        Through 2009        750       1,875        12        2,637  Libor + 5.000%
UABL Paraguay                Citibank NA                Through 2010        124         865         -          989  Libor + 2.750%
     June 30, 2006                                                     $ 10,717  $  236,527  $  1,787    $ 249,031
                                                                       ========  ==========  ========   ==========
     December 31, 2005                                                 $  6,599  $ 2 02,953  $  1,723    $ 211,275

      a)   Loan with the DVB Bank America NV (DVB NV) of up to $30,000:

      On April 27, 2005 UP Offshore (Panama) S.A. (a wholly owned subsidiary of UP Offshore) as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing and shareholder loans.

      This loan is divided into two tranches:

      - Tranche A, amounting to $26,000, shall be repaid by (i) 40 consecutive quarterly installments of $450 each beginning in September 2005 and
         (ii) a balloon repayment of $8,000 together with the 40 installment and accrues interest at LIBOR rate plus 1.625% per annum if the Holding Company Guaranty has been issued or 1.875% per annum if the Holding Company Guaranty has not been issued, and

      - Tranche B, amounting to $4,000, shall be repaid by 12 consecutive quarterly installments of $333 each beginning in September 2005 and accrues interest at LIBOR rate plus 2% per annum if the Holding Company Guaranty has been issued or 2.25% per annum if the Holding Company Guaranty has not been issued.

      At June 30, 2006, the Holding Company Guaranty has not been issued.

      The loan is secured by a mortgage on the UP Safira and UP Esmeralda and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

      If an event of default occurs and is continuing, DVB NV may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until June 2008 that the PSVs pledged as security have an aggregate market value of at least 85% of the value of the loan amount and at all times thereafter an aggregate market value of at least 75% of the value of the loan.

      At June 30, 2006, the outstanding principal balance under the loan agreement was $26,866 and the aggregate net book value of the assets pledged was $41,095.

      b)   Loan with DVB Bank AG (DVB AG) of up to $15,000

      On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of UP Offshore) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15,000 loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named UP Agua Marinha delivered in February 2006.

      This loan is divided into two tranches:

      - Tranche A, amounting to $13,000, shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120 installments which accrue interest at LIBOR rate plus 2.25% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag, and

      - Tranche B, amounting to $2,000, shall be repaid by 35 consecutive installments of $56 each beginning in March 2006 which accrues interest at LIBOR rate plus 2.875% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag.

      The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the PSV pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

      At June 30, 2006 the outstanding principal balance under the loan agreement was $14,478 and the aggregate net book value of the assets pledged was $22,216.

6.    COMMITMENTS AND CONTINGENCIES

      The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

      Paraguayan Customs Dispute

      On September 21, 2005 the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. We believe that this finding is erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based.

      After review of the entire case the Paraguayan Central Tax authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue for which the Company's liability, if such interpretation was upheld in court, would be $409. Simultaneously with above, the Central Customs authorities issued a resolution confirming the original determination made by the Customs Authorities at Ciudad del Este therefore committing the matter to a resolution by the Court. The Company has entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Tax authorities and contending the interpretation on the third where the Company claims to be equally non-liable.

      We have been advised by UABL's counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

      Brazilian Customs Dispute

      Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension of the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4,560. On February 22, 2005, we were notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Alianza Campana by a penalty corresponding to one percent (1%) of the value of the Alianza Campana. The tax authorities determined that the petition requesting clarification of the decision could not be considered because the Decree that regulates the administrative proceeding does not provide the possibility of filing this petition. The Secretary of the Brazilian Internal Revenue Service sent the administrative proceeding to tax authorities in Fortaleza, Brazil, for them to consider if the vessel could be imported under the REPETRO regime. Tax authorities in Fortaleza alleged that they would not be competent to analyze such issue. Thus, the administrative proceeding records were sent to Rio de Janeiro. Tax authorities of such State issued a report in which they affirmed that the vessel could be imported under the REPETRO regime. Currently, the administrative proceeding records are in Brasilia, waiting for a final decision in relation to our request to the replacement of the confiscation penalty.

      On the same day that Ultrapetrol S.A. presented its defense to the above mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Alianza Campana to Boias de Xareu, which is located approximately 20 nautical miles from the Brazilian coast, so that the Alianza Campana could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Alianza Campana, and the Alianza Campana is now back in service at Boias de Xareu. The tax authorities filed an unsuccessful interlocutory appeal against the preliminary injunction that was granted in our favor. In view of this decision, tax authorities filed an appeal to the Superior Court of Justice and Ultrapetrol filed its counterargument. Currently, our lawsuit and the appeal of tax authorities are pending judgment.

      Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government and the existing regulations, the Company does not believe that the outcome of this matter should have an adverse impact on its financial position or results of operations. In case the Company is not successful on the merits, under applicable insurance coverage, it could request from, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel.

7.    INCOME TAXES

      The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

      a)   Bahamas

      The earnings from shipping operations were derived form sources outside the Bahamas and such earnings were not subject to Bahamanian taxes.

      b)   Panama

      The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

      c)   Paraguay

      Two of our Ocean Business subsidiaries, Parfina S.A. and Oceanpar S.A. and four or our River Business subsidiaries, UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

      d)   Argentina

      Ultrapetrol S.A., one of our Ocean Business subsidiaries and three of our River Business subsidiaries, UABL S.A., Argenpar S.A. and Sernova S.A., are subject to Argentine corporate income taxes.

      In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

      e)   Brazil

      Our subsidiaries in the Offshore Supply Business, UP Offshore Apoio Maritimo Ltda. and Agriex Importadora e Exportadora de Generos Alimenticios Ltda. are subject to Brazilian corporate income taxes.

      f)   Chile

      Corporacion de Navegacion Mundial S.A. is subject to Chilean corporate income taxes.

      g)   The United States

      Pursuant to Section 883 of the US tax code and the final regulations thereunder which became effective for calendar year taxpayers commencing January 1, 2005, a foreign corporation which meets the definition of a "Qualified Foreign Corporation", will be exempt from United States of America corporate income tax on its U.S. source shipping income which, as defined, means 50% of the income derived by a corporation from the international operation of a ship or ships and the performance of certain services directly related thereto that is attributable to the transport of cargo to or from U.S. ports.

      A corporation will be considered a Qualified Foreign Corporation if (i) its country of incorporation is a "Qualified Foreign Country" which, as defined, is a foreign country that exempts US corporations from income tax on the type(s) of shipping income (bareboat, time or voyage income) for which exemption is being claimed (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and (iii) it files a US Federal income tax return (Form 1120F) to claim the Section 883 exemption.

      A foreign corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stock is ultimately owned for more than half the days of the tax year by "Qualified Shareholders" which, as defined includes an individual who is a tax resident of a Qualified Foreign Country, an individual tax resident of a Qualified Foreign Country that is a beneficiary of a pension plan administered in or by such country or another Qualified Foreign Country, the government (or a political subdivision or local authority) of a Qualified Foreign Country and certain not-for-profit organizations organized in a Qualified Foreign Country.

      For the six-month periods ended June 30, 2006 and 2005 the Company and its subsidiaries have not earned any U.S. source shipping income.

8.    RELATED PARTY TRANSACTIONS

      At June 30, 2006 and December 31, 2005, the balances of receivable from related parties were as follows:

                                                                   June 30, 2006         December 31, 2005
                                                                --------------------- ----------------------
       Current:
       Receivable from related parties
       -    UP Offshore Bahamas Ltd. and its subsidiaries (1)               -                13,726
       -    Maritima Sipsa S.A.                                           365                    16
       -    Puertos del Sur S.A. and O.T.S.                             2,542                 1,612
       -    Other                                                       1,423                 2,590
                                                                ------------------ ----------------------
                                                                $       4,330         $      17,944
                                                                ================== ======================

(1) This loan accrues interest at a nominal interest rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February, 2006.

       Noncurrent:
       Loans receivable from related parties
       -   Puerto del Sur S.A. (1)                              $       1,710         $       1,995
                                                                --------------------- ----------------------
                                                                $       1,710         $       1,995
                                                                ===================== ======================

(1) This loan accrues interest at a nominal interest rate of 3% per year, payable annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2006. The current portion is included in current receivables from related parties.


       At June 30, 2006 and December 31, 2005 the balance of payable to related parties were as follows:


                                                                                         June 30, 2006         December 31, 2005
                                                                                      -------------------    --------------------
       Payable to related parties
       -    LAIF XI Ltd. (Note 3.b)                                                    $        48,000       $            -
       -    Crosstrade Maritime Inc. and Crosstrees Maritime Inc. (Note 3.a)                    11,500                    -
       -    Ravencroft Shipping Inc                                                                  -                2,008
                                                                                        -------------------   --------------------
                                                                                       $        59,500       $        2,008
                                                                                        ===================  =====================

       For the six-month periods ended June 30, 2006 and 2005, the revenues derived from related parties were as follows:

                                                                                                   For the six-month periods
                                                                                                        ended June 30,
                                                                                      --------------------------------------------
                                                                                                 2006                2005
                                                                                      -------------------    --------------------

       -    Maritima Sipsa S.A.                                                        $         1,427      $         1,233
                                                                                      -------------------    --------------------
            Total                                                                      $         1,427      $         1,233
                                                                                      ====================   ====================

       Sale and repurchase of vessel Princess Marina

       In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on a consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ended June 2006. In June 2006, the Company and Maritima Sipsa S.A. entered into an amended agreement to modify the repurchase price in $4,200 and the delivery date of the vessel to February 2007. The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues for $ 1,427 and $ 1,233 for the six-month periods ended June 30, 2006 and 2005, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

       Bareboat charter paid to related parties

       Since the second quarter of 2005, through our subsidiary, Corporacion de Navegacion Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of UP Offshore additional acquisition, our condensed consolidated financial statements included the operations of UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, on a consolidated basis. Therefore, these transactions have been eliminated in the condensed consolidated financial statements since that date. Prior to the additional acquisition, the equity method was used.

      For the six-month period ended June 30, 2006 the charters amounted to $2,640.

       Management fee

      For the six-month periods ended June 30, 2006 and 2005, management fees were expensed with the following related parties to:


                                               For the six-month periods
                                                    ended June 30,
                                         --------------------------------------
                                                   2006               2005
                                         ------------------ -------------------

       Oceanmarine (1)                   $           150        $        300
       Ravenscroft Shipping Inc. (2)                 361                 564
                                         ------------------ -------------------
       Total                             $           511        $        864
                                         ================== ===================

(1) The Company through certain of its subsidiaries has contracted with Oceanmarine, a company under the same control group as Inversiones Los Avellanos S.A., for certain administrative services. This agreement stipulates a fee of $10 per month and per ocean going cargo vessel.

(2) Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") a company of the same control group as Inversiones Los Avellanos S.A., and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month per ocean going cargo vessel.

            Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

            In addition, the Company pays Ravenscroft a monthly technical ship management fee of (euro)20 (equivalent to $25.6 at June 30, 2006) per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company pays Ravenscroft for each passenger vessel
            (euro)25 (equivalent to $32 at June 30, 2006) administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard.

      We purchased Ravenscroft (see Note 3) and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006 (see Note 3); accordingly, after those acquisitions, we will not pay fees to these related parties, but will directly incur in-house all costs of ship management and administration.

      Brokerage commissions

      Ravenscroft from time to time acts as a broker in arranging charters for the Company's oceangoing vessels for which Ravenscroft charges brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $319 and $541 respectively, for the six-month periods ended June 30, 2006 and 2005, respectively.

      In addition, during the six-month period ended June 30, 2005, the Company paid to Ravenscroft $399 for its participation in the sale of one of our vessels.

      Since March 20, 2006, the date of Ravenscroft acquisition, our condensed consolidated financial statements included the operations of Ravenscroft, on a consolidated basis. Therefore, these transactions have been eliminated in the condensed consolidated financial statements since that date.

      Administration agreement with UP Offshore

      On June 25, 2003 the Company signed an administration agreement with UP Offshore.

      Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to the year 2013.

      The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of UP Offshore annual EBITDA as defined in the agreement. For the six-month period ended June 30, 2006 the professional fee amounted $40. Since March 21, 2006, the date of UP Offshore additional acquisition, our condensed consolidated financial statements included the operations of UP Offshore, on a consolidated basis. Therefore, these transactions have been eliminated in the condensed consolidated financial statements since that date. Prior to acquisition, the equity method was used. For the six-month period ended June 30, 2005, no fees were recognized because UP Offshore had no EBITDA.

      Commercial agreement with Comintra

      On June 25, 2003, UP Offshore signed a commercial agreement with
      Comintra.

      Under this agreement Comintra agrees to assist UP Offshore regarding the commercial activities of UP Offshore's fleet of six PSVs with the Brazilian offshore oil industry. Comintra's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

      The parties agreed that Comintra's professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore on a monthly basis.

      Comintra's services in connection with this agreement began on June 25, 2003, and, unless earlier terminated end on June 25, 2013.

      UP Offshore may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore's outstanding voting stock; (b) Comintra breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

      In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore shall have also paid to Comintra $2,500 (less any fees already paid to Comintra through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore to Comintra.

      During 2005 UP Offshore paid in advance to Comintra fees under this agreement in the amount of $1,500.

      For the six-month period ended June 30, 2006 the fees amounted to $40. None of such fees has been expensed in the six-month period ended June 30, 2005 because UP Offshore had no revenues from Brazilian charters.

9.    SHARE CAPITAL

      On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos SA, one of the Company's original shareholders and was paid $3,297 in 2001 and $1,104 in 2002 and the balance was payable in July 2006. The Company has an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 2006.

      On March 20, 2006, we exercised our option to repurchase, from Inversiones Los Avellanos S.A., 25,212 shares of our common stock for a total price of $894 and the $894 Note issued in connection with the option was cancelled. The shares were also cancelled.

      On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company.

      Therefore, the Company recorded $20,332 in the "Treasury stock" account in the shareholders' equity, $20,000 of which relates to the amount paid to SII and $322 relates to direct cost of acquisition.

      On March 20, 2006 two of our shareholders, Inversiones Los Avellanos S.A. and Avemar (our wholly owned subsidiary), subject to the successful completion of the initial public offering mentioned in Note 1, cancelled their agreement pursuant to which Avemar had previouly granted Inversiones Los Avellanos S.A. an irrevocable proxy to vote our shares owned by Avemar.

      On July 20, 2006, the two shareholders amended and restated their agreement for which upon the closing of the initial public offering or immediately prior thereto, Avemar and the Company will transfer the shares owned by Avemar to the remaining shareholders of the Company, in proportion to their existing ownership in the Company. If the initial public offering has not taken place by September 30, 2006 this amendment shall be deemed to be null and void. Thus, this transaction partakes of the nature of a stock split.

      At June 30, 2006 the shareholders of Ultrapetrol Bahamas are Solimar Holdings Ltd., Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) and Avemar, our wholly owned subsidiary, in the proportion of 46.66%, 24.43%, 3.74% and 25.17%, respectively. Since Avemar granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, at June 30, 2006, Inversiones Los Avellanos S.A. held directly and indirectly 53.34% of the Company's voting rights. However, pursuant to a shareholder agreement between Solimar Holdings Ltd. and Inversiones Los Avellanos S.A., both shareholders hold sufficient participating rights in the operation of the Company that results in neither shareholder having control of the Company.

      On July 20, 2006, the Company adopted a resolution authorizing the amendment and restatement of its Memorandum and Articles of Association which provides among other things for the authorized capital stock of the Company to increase to 100,000,000 shares of common stock, par value $0.01 per share. Such amendment will be effective upon closing of the offering.

10.   PREFERRED SHARES OF UP OFFSHORE (BAHAMAS) LTD.

      In January 2004, UP Offshore issued 3,000,000 of its Series A 6% non-voting redeemable preferred shares for a subscription price of $3,000.

      The preferred shares shall accrue cumulative preferred dividends (whether or not declared, whether or not UP Offshore has earnings or profits, and whether or not there are funds legally available for the payment of such dividends) at the annual rate of 6% of the purchase price of such shares.

      Any holder of preferred shares may elect, on or after December 15, 2010, to have UP Offshore redeem all, but not less than all, of the Series A preferred shares at an amount in cash equal to the amount paid for the Series A preferred shares (Subscription amount) plus an amount equal to the product of (i) the EBITDA for the fiscal year ending immediately prior to the fiscal year on which such redemption occurs, multiplied by
      (ii) (x) if the EBITDA is greater than $30,000,000, 0,03, or (y) if the EBITDA is equal to or less than $30,000,000, 0.04, multiplied by (iii) a fraction, the numerator of which is the Subscription amount at such time and the denominator of which is $10,000,000.

      UP Offshore may, at any time, redeem all, but not less than all, of the Series A preferred shares. If UP Offshore exercises this right prior to December 15, 2010, the redemption price shall be an amount equal to the amount necessary to cause the holder to realize an internal rate of return between 14% and 18% per annum on the subscription amount of such shares. If UP Offshore elects to redeem the Series A preferred shares after December 15, 2010 the redemption price shall be the same as if the holder of the Series A preferred shares decides the redemption.

      Also, the preferred shares may be redeemed if a change of control of UP Offshore occurs.

      The shares shall become mandatorily redeemable once notification from the holder is received.

      At June 30, 2006 and December 31, 2005, the Series A preferred shares were disclosed under the caption "Redeemable preferred shares" in the balance sheets.

11.   BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

      The Company organizes its business and evaluates performance by its operating segments, Ocean, River, Offshore Supply and starting in 2005 the new Passenger Business. The accounting policies of the reportable segments are the same as those for the condensed consolidated financial statements. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

      Ocean Business: In our Ocean Business, we own and operate five oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

      River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

      We operate our push boats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

      Offshore Supply Business: We operate our Offshore Supply Business, using PSVs of UP Offshore (Bahamas), two of them are employed in the spot market in the North Sea and the third one in the Brazilian market. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

      Passenger Business: We own two vessels purchased in 2005. Operations were concentrated in the Mediterranean and Black Sea.

      Ultrapetrol's vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                             For the six-month periods
                                                  ended June 30,
                                    --------------------------------------------
                                            2006                  2005
                                    --------------------- ----------------------
       Revenues (1)

       -          South America    $          37,596      $          29,302
       -          Europe                      36,143                 29,262
       -          Asia                         2,289                  9,092
       -          Other                        1,128                    318
                                   ---------------------- ----------------------
                                   ---------------------- ----------------------
                                   $          77,156      $          67,974
                                   ====================== ======================

       (1) Classified by country of domicile of charterers.

       The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2006:


                                                                       Offshore
                                         Ocean         River           Supply          Passenger
                                         Business      Business       Business         Business            Total
                                         --------      --------       --------         --------            -----
Revenues                               $  20,454       $  36,939      $  10,400        $  9,363          $ 77,156
Running and voyage expenses                7,297          25,194          4,991           6,703            44,185
Depreciation and amortization              7,101           3,913            652           1,125            12,791
Segment operating profit                   3,415           5,632          4,049           1,348            14,444
Segment assets                           103,810         128,290        122,731          39,568           394,399
Investments in affiliates                    387           2,145              -               -             2,532
Income (loss) from investment
  in  affiliates                             422             (20)           322               -               724
Additions to long-lived assets             1,146           2,369          3,129           9,606            16,250

      The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2005:


                                                                       Offshore
                                         Ocean         River           Supply          Passenger
                                         Business      Business       Business         Business            Total
                                         --------      --------       --------         --------            -----
Revenues                               $ 32,678        $29,607        $  -            $   6,628          $  68,913
Running and voyage expenses               7,185         21,016           -                4,097             32,298
Depreciation and amortization             6,870          3,375           -                  442             10,687
Gain on disposal of vessels              21,867              -           -                    -             21,867
Segment operating profit                 37,148          4,482           -                1,901             43,531
Additions to long-lived assets            2,340          8,074           -               17,405             27,819

12.   SUPPLEMENTAL GUARANTOR INFORMATION

      On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortagage Notes due 2014.

      The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company's subsidiaries directly involved in our ocean business.

      The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

      Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the condensed consolidated financial statements.


SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

AS OF JUNE 30, 2006 (UNAUDITED)

(stated in thousands of U,S, dollars)


                                                                Combined             Combined                            Total
                                                               subsidiary         non-subsidiary     Consolidating    consolidated
                                                Parent         guarantors           guarantors        adjustments       amounts
                                                ------         ----------           ----------        -----------       -------
Current assets
Receivables from related parties            $   150,124       $     4,694         $     9,547      $    (160,035)     $     4,330
Other current assets                                740            17,374              26,341                  -           44,455
                                            -------------------------------------------------------------------------------------
Total current assets                            150,864            22,068              35,888           (160,035)          48,785
                                            -------------------------------------------------------------------------------------

Noncurrent assets
Property and equipment, net                         -             133,658             173,900             (1,797)         305,761
Investment in affiliates                        135,698              -                  2,532           (135,698)           2,532
Other noncurrent assets                           7,174            11,642              18,505                  -           37,321
                                            -------------------------------------------------------------------------------------
Total noncurrent assets                         142,872           145,300             194,937           (137,495)         345,614
                                            -------------------------------------------------------------------------------------
Total assets                                $   293,736       $  167,368        $     230,825      $    (297,530)     $   394,399

Current liabilities
Payables to related parties                 $    62,597       $  129,431        $      27,507      $    (160,035)     $    59,500
Other financial debt                              1,620             -                  10,884                  -           12,504
Other current liabilities                           751            6,472               14,291                  -           21,514
                                            -------------------------------------------------------------------------------------
Total current liabilities                        64,968          135,903               52,682           (160,035)          93,518
                                            -------------------------------------------------------------------------------------

Noncurrent liabilities
Long-term debt                                  180,000                -                    -                 -           180,000
Other financial debt, net of
 current portion                                      -                -               56,527                 -            56,527
Other noncurrent liabilities                          -                -                1,900                 -             1,900

Total noncurrent liabilities                    180,000                -               58,427                 -           238,427
                                            -------------------------------------------------------------------------------------
Total liabilities                               244,968          135,903              111,109           (160,035)         331,945
                                            -------------------------------------------------------------------------------------

Minority interests                                    -                -                    -              5,284            5,284

Minority interests subject to put right               -                -                    -              4,957            4,957

Redeemable preferred shares                           -                -                3,445                  -            3,445

Shareholders' equity                        $    48,768       $   31,465        $     116,271      $    (147,736)     $    48,768
                                            -------------------------------------------------------------------------------------

 Total liabilities, minority interests
  and shareholders' equity                  $   293,736    $     167,368        $     230,825      $    (297,530)     $   394,399
                                            -------------------------------------------------------------------------------------


SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

AS OF DECEMBER 31, 2005 (UNAUDITED)

(stated in thousands of U,S, dollars)

                                                                Combined             Combined                            Total
                                                               subsidiary         non-subsidiary     Consolidating    consolidated
                                                Parent         guarantors           guarantors        adjustments       amounts
                                                ------         ----------           ----------        -----------       -------
Current assets
Receivables from related parties                $ 150,558       $   4,147         $   5,580        $  (142,341)       $   17,944
Other current assets                                3,207          11,200            17,945                  -            32,352
                                            -------------------------------------------------------------------------------------
Total current assets                              153,765          15,347            23,525           (142,341)           50,296


Noncurrent assets
Property and equipment, net                             -         128,589            54,696             (1,216)          182,069
Investment in affiliates                           68,150               -            15,698            (68,150)           15,698
Other noncurrent assets                             6,260          14,128             9,296                  -            29,684
                                            -------------------------------------------------------------------------------------
Total noncurrent assets                            74,410         142,717             79,690           (69,366)          227,451
                                            -------------------------------------------------------------------------------------
Total assets                                    $ 228,175       $ 158,064        $  103,215        $  (211,707)       $  277,747


Current liabilities
Payables to related parties                     $   3,056       $ 119,972        $   21,321        $  (142,341)       $    2,008
Other financial debt                                 1,620              -             6,702                  -             8,322
Other current liabilities                               25           6,433            7,155                  -            13,613
                                            -------------------------------------------------------------------------------------
Total current liabilities                            4,701         126,405           35,178           (142,341)           23,943


Noncurrent liabilities
Long-term debt                                    180,000               -                 -                  -           180,000
Other financial debt, net of current portion            -               -            22,953                  -            22,953

Total noncurrent liabilities                      180,000               -            22,953                  -           202,953
                                            -------------------------------------------------------------------------------------
Total liabilities                                 184,701         126,405            58,131           (142,341)          226,896

Minority interests                                      -               -                 -              2,479             2,479

Minority interests subject to put right               -               -                 -                4,898             4,898

Shareholders' equity                               43,474          31,659            45,084            (76,743)           43,474
                                            -------------------------------------------------------------------------------------

 Total liabilities, minority interests and
   shareholders' equity                         $ 228,175       $ 158,064        $  103,215        $  (211,707)       $  277,747



SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 (UNAUDITED)

(stated in thousands of U,S, dollars)


                                                         Combined             Combined                             Total
                                                        subsidiary         non-subsidiary     Consolidating     consolidated
                                         Parent         guarantors           guarantors        adjustments        amounts
                                         ------         ----------           ----------        -----------        -------
Revenues                                  $       -     $  42,464           $    43,064        $  (8,372)      $   77,156

Operating expenses                             (706)      (35,308)              (35,040)           8,342          (62,712)
                                        --------------------------------------------------------------------------------------
Operating profit (loss)                        (706)        7,156                 8,024              (30)          14,444

Investment in affiliates                      6,270             -                   724           (6,270)             724
Other income (expenses)                        (254)       (7,257)               (1,823)               -           (9,334)
                                        --------------------------------------------------------------------------------------
Income before income tax and minority         5,310          (101)                6,925           (6,300)           5,834
interest

Income taxes                                      -           (93)                   14                -              (79)
Minority interest                                 -             -                     -             (445)            (445)
                                        --------------------------------------------------------------------------------------
Net income                                $   5,310     $    (194)          $     6,939        $  (6,745)     $     5,310


SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005 (UNAUDITED)

(stated in thousands of U,S, dollars)


                                                         Combined             Combined                             Total
                                                        subsidiary         non-subsidiary     Consolidating     consolidated
                                         Parent         guarantors           guarantors        adjustments        amounts
                                         ------         ----------           ----------        -----------        -------
Revenues                                  $      -       $ 38,843           $ 33,391           $ (3,321)        $  68,913

Operating expenses                            (761)       (20,191)            (7,751)             3,321           (25,382)
                                         ---------------------------------------------------------------------------------
Operating profit (loss)                       (761)        18,652             25,640                  -            43,531

Investment in affiliates                    25,103              -               (163)           (25,103)             (163)
Other income (expenses)                        436         (8,134)            (1,378)                 -            (9,076)
                                         ---------------------------------------------------------------------------------

Income before income tax and minority
interest                                    24,778         10,518             24,099            (25,103)           34,292

Income taxes                                     -              4                (15)                 -               (11)
Minority interest                                -              -                  -             (9,503)           (9,503)
                                         ---------------------------------------------------------------------------------
Net income                                $ 24,778       $ 10,522           $ 24,084          $ (34,606)        $  24,778


SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 (UNAUDITED)
(stated in thousands of U,S, dollars)


                                                                Combined             Combined                             Total
                                                               subsidiary         non-subsidiary     Consolidating     consolidated
                                                   Parent      guarantors           guarantors        adjustments        amounts
                                                   ------      ----------           ----------        -----------        -------
Net income                                       $  5,310      $    (194)        $   6,939         $ (6,745)            $   5,310
Adjustments to reconcile net income to
   net cash (used in) provided by
   operating activities                            (4,346)        10,404            (6,036)           6,745                 6,767
                                                 ----------------------------------------------------------------------------------
Net cash used in provided by operating                964         10,210               903                -                12,077
   activities

Intercompany sources                              (13,507)             -                 -           13,507                     -
Non-subsidiary sources                             11,391        (12,392)           (3,652)               -                (4,653)
                                                 ----------------------------------------------------------------------------------
Net cash provided by (used in) investing           (2,116)       (12,392)           (3,652)          13,507                (4,653)
   activities


Intercompany sources                                    -          5,332             8,175          (13,507)                    -
Non-subsidiary sources                             (1,357)             -            (5,423)               -                (6,780)
                                                 ----------------------------------------------------------------------------------

Net cash provided by (used in) financing
   activities                                      (1,357)         5,332             2,752          (13,507)               (6,780)
                                                 ----------------------------------------------------------------------------------
Net increase (decrease) in cash and cash         $ (2,509)     $   3,150         $       3       $     -                $     644
   equivalents



SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005 (UNAUDITED)

(stated in thousands of U,S, dollars)



                                                         Combined         Combined                             Total
                                                        subsidiary     non-subsidiary     Consolidating     consolidated
                                               Parent   guarantors       guarantors        adjustments        amounts
                                               ------   ----------       ----------        -----------        -------
Net income                                   $ 24,778    $  10,522     $  24,084         $ (34,606)        $  24,778
Adjustments to reconcile net income to
   net cash (used in) provided by
   operating activities                       (25,023)         387       (18,851)           34,606            (8,881)
                                             -------------------------------------------------------------------------

Net cash used in provided by operating           (245)      10,909         5,233                 -            15,897
   activities

Intercompany sources                            5,393            -        (3,000)           (2,393)                -
Non-subsidiary sources                              -      (19,742)       29,806                 -            10,064
                                             -------------------------------------------------------------------------

Net cash provided by (used in) investing
   activities                                   5,393      (19,742)       26,806            (2,393)           10,064
                                             -------------------------------------------------------------------------
Intercompany sources                            3,000        9,107       (14,500)            2,393                 -
Non-subsidiary sources                         15,006           (3)      (21,677)                -            (6,674)

Net cash provided by (used in) financing
   activities                                  18,006        9,104       (36,177)            2,393            (6,674)
                                             -------------------------------------------------------------------------
Net increase (decrease) in cash and cash
   equivalents                               $ 23,154    $     271     $  (4,138)        $       -         $  19,287


13.   SUBSEQUENT EVENTS

      We have adopted an equity incentive plan, or the Plan, dated July 20, 2006 which will entitle our officers, key employees and directors to receive restricted stock units, stock appreciation rights and options to acquire common stock. Under the Plan, a total of 947,950 shares of common stock will be reserved for issuance. The Plan will be administered by our board of directors. Under the terms of the Plan, our board of directors would be able to grant new options exercisable at a price per share to be determined by our board of directors. Under the terms of the Plan, no options would be able to be exercised until at least one year after the closing of the offering. Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant. All options will expire ten years from the date of grant. The Plan will expire ten years from the closing of the offering.

      In addition, on July 20, 2006 we entered into separate consulting agreements that will become effective upon completion of the offering with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they perform for us in various different jurisdictions. These consulting agreements obligate us to grant to these companies an aggregate of 212,500 shares of restricted stock.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  August 15, 2006                          By: /s/ Felipe Menendez R.
                                                     ----------------------
                                                         Felipe Menendez R.
                                                         President













SK 02351 0009 695309